Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:
STOCK PURCHASE AGREEMENT WITH ECHOSTAR TERMINATED
Mexico, D.F. March 16, 2010 — Satélites Mexicanos, S.A. de C.V. announces that today it received a notice from EchoStar Satellite Acquisition L.L.C., a wholly owned subsidiary of EchoStar Corporation (NASDAQ: SATS), terminating the stock purchase agreement for the sale of Satmex to EchoStar and a Mexican joint venture partner. EchoStar exercised its right to terminate the stock purchase agreement, which arose because certain necessary consents and waivers were not obtained from holders of Satmex’s First Priority Senior Secured Notes due 2011 (the “First Priority Notes”) and Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes”) and lockup agreements were not obtained from holders of at least a majority of the aggregate outstanding principal amount of each of the First Priority Notes and the Second Priority Notes, within the period required by the stock purchase agreement.
Satmex continues to explore its strategic alternatives and restructuring options, and it remains engaged in communications with its major equity and creditor constituents.
About Satmex
Satélites Mexicanos, S.A. de C.V. is the leading satellite service provider in Latin America. The Satmex fleet offers hemispheric and regional coverage throughout the Americas. Satmex owns and operates three satellites for full-time and occasional services in both C- and Ku-Bands: Solidaridad 2, Satmex 5 and Satmex 6. Thousands of users on the American continent, regardless of region or culture, benefit from Satmex services in applications such as broadband, voice and data transmission, and video broadcasting, among others. With over 30 years of experience and landing rights in 46 countries and territories, Satmex offers creative business technology solutions to improve the profitability of its customers. Satmex’s priority is empowering its customers’ businesses by providing a service of excellence for every need, all the time, anywhere in the Americas. Visit www.satmex.com.
Press Contacts:
publicrelations@satmex.com